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EXHIBIT 12

COCA-COLA ENTERPRISES INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Three Months Ended
	April 1, 2005	April 2, 2004
Computation of Earnings:
Income from continuing operations before income taxes	$62	$149
Add:
Interest expense	153	154
Amortization of capitalized interest	1	1
Amortization of debt premium/discount and expenses	4	3
Interest portion of rent expense	16	13

Earnings as adjusted	$236	$320

Computation of Fixed Charges:
Interest expense	$153	$154
Capitalized interest	1	1
Amortization of debt premium/discount and expenses	4	3
Interest portion of rent expense	16	13

Fixed charges	$174	$171

Ratio of Earnings to Fixed Charges(a)	1.35	1.87

(a)
Ratios were calculated prior to rounding to millions.

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  EXHIBIT 12
COCA-COLA ENTERPRISES INC. EARNINGS TO FIXED CHARGES (in millions; except ratios)